Exhibit 4.63

JOINT VENTURE FORMATION AGREEMENT

PANASONIC CORPORATION

TOWER SEMICONDUCTOR LTD.

DECEMBER 20, 2013

ARTICLE I	CERTAIN DEFINITIONS	2

ARTICLE II	PRE-CLOSING ACTIONS; SHARE CONTRIBUTION	9

ARTICLE III	REPRESENTATIONS AND WARRANTIES OF PANASONIC	11

ARTICLE IV	REPRESENTATIONS AND WARRANTIES OF TOWER	11

ARTICLE V	CONDITIONS PRECEDENT	12

ARTICLE VI	CLOSING	13

ARTICLE VII	COVENANTS	24

ARTICLE VIII	INDEMNIFICATION	20

ARTICLE IX	TERMINATION	22

ARTICLE X	MISCELLANEOUS PROVISIONS	23

Schedule A                        TOWER’S REQUIRED APPROVALS
Schedule B                        TRANSFERRED LEASE AGREEMENTS
Schedule 3.1                      PANASONIC’S REPRESENTATIONS AND WARRANTIES
Schedule 3.1(n)                   LIST OF EMPLOYEE BENEFIT PLANS
Schedule 3.1(o)	LIST OF GOVERNMENTAL APPROVALS RELATING TO ENVIRONMENTAL LAW
Schedule 3.1(p)                  LIST OF INSURANCE
Schedule 4.1                      TOWER’S REPRESENTATIONS AND WARRANTIES

Schedule 7.2

Exhibit A                             BUSINESS TRANSFER AGREEMENT
Exhibit B                             FINANCIAL STATEMENTS
Exhibit 6.2(c)                     SHAREHOLDERS’ AGREEMENT

JOINT VENTURE FORMATION AGREEMENT

This Joint Venture Formation Agreement (this “Agreement”) is made and entered into as of December 20, 2013 by and between:

(1)	Panasonic Corporation, a Japanese corporation having its place of business at 1 Kotariyakemachi, Nagaokakyo City, Kyoto, 617-8520, Japan (“Panasonic”); and

(2)
Tower Semiconductor Ltd., an Israeli corporation having its corporate headquarters at Ramat Gavriel Industrial Park, 1 Shaul Amor Avenue, P.O. Box 619, Migdal Haemek 23105, Israel (“Tower”) (Tower and Panasonic are collectively referred to as the “Parties” and each is individually referred to as “Party”).

WHEREAS, the Parties wish to jointly operate certain fabrication facilities in the Hokuriku area, Japan, which are currently operated by Panasonic (the “Joint Venture”).

WHEREAS, in accordance with this Agreement, Panasonic intends to transfer the assets (the “Transferred Business”) on or prior to the Closing Date (as defined below) to a company, which shall be established prior to the Closing Date (the “Company”), by an agreement, the working draft of which as of the date hereof is attached hereto as Exhibit A (the “Business Transfer Agreement,” and the business transfer (jigyō-jōto) of the Transferred Business from Panasonic to the Company, the “Business Transfer”); and

WHEREAS, in order to form the Joint Venture on the terms and subject to the conditions contained herein, Panasonic intends to contribute to Tower a certain number of shares of the Company, representing 51% of all issued and outstanding shares of the Company as of the Closing Date (the “Contribution Shares”), in exchange for certain number of Tower Ordinary Shares (as defined below) to be issued by Tower to Panasonic pursuant to this Agreement.

NOW, THEREFORE, the Parties, intending to be legally bound, hereby agree as follows:

ARTICLE I

CERTAIN DEFINITIONS

Unless otherwise defined herein, the following terms when used in this Agreement shall have the meanings set forth below:

“Affiliate” means, with respect to any specified Person, any Person that, directly or indirectly, controls, is controlled by or is under common control with, such specified Person, through one or more intermediaries.  For purposes of this definition, “control” means the possession, directly or indirectly, of a majority of the outstanding or voting shares of the relevant entity.

“Agreement” shall have the meaning ascribed thereto in the preamble of this Agreement.

“Ancillary Agreements” shall have the meaning ascribed thereto in Section 7.10.

“Assets” shall have the meaning ascribed thereto by the Business Transfer Agreement.

“Balance Sheet Date” shall have the meaning ascribed thereto in Schedule 4.1(f).

“Basket” shall have the meaning ascribed thereto in Section 8.3(b).

“Business Transfer” shall have the meaning ascribed thereto in the recitals to this Agreement.

“Business Transfer Agreement” shall have the meaning ascribed thereto in the recitals to this Agreement.

“Calculation Period” shall have the meaning ascribed thereto in Section 2.3(b).

“Carveout Financial Statements” means carveout financial statements for the Transferred Business as of and for the year ending December 31, 2012, December 31, 2013 and as of and for the quarter ending March 31, 2014, prepared in English and in accordance with U.S. GAAP, and, if required by law or regulation, audited or reviewed, as applicable, by accounting auditors.

“Closing” shall have the meaning ascribed thereto in Section 6.1.

“Closing Date” means April 1, 2014 or a date as the Parties may otherwise agree to in writing.

“Company” shall have the meaning ascribed thereto in the recitals to this Agreement.

“Company Material Adverse Effect” means any circumstance, development, occurrence, fact or matter, either individually or in the aggregate with any other circumstance, development, occurrence, fact or matter, that (i) has or would reasonably be expected to have a material adverse effect on the Transferred Business, or (ii) prevents or materially impedes, or would be likely to prevent or materially impede, the ability of Panasonic or the Company to perform its obligations under, or to consummate the transactions contemplated by, this Agreement, or (iii) prevents or materially impedes, or would be likely to prevent or materially impede, the ability of the Company to operate or conduct the Transferred Business in the manner in which it is currently operated or conducted by Panasonic; provided, however, that in no event shall any of the following be taken into account in determining whether there has been or will be a Company Material Adverse Effect: (A) any circumstance, development, occurrence, fact or matter (“Effect”) that is the result of general market or political factors or economic factors affecting the economy as a whole (other than fluctuations in the value of any currency), (B) any Effect that is the result of factors generally affecting the industry or specific markets in which the Transferred Business operates, (C) any Effect that is the result of an outbreak or escalation of hostilities involving Israel or Japan, the declaration by Israel or Japan of a national emergency or war, or the occurrence of any acts of terrorism, (D) any Effect arising out of or resulting from actions contemplated by the Parties in connection with this Agreement or that is attributable to the announcement or performance of this Agreement or the transactions contemplated by this Agreement or (E) any Effect arising from any change in any applicable Law.

“Contamination” shall mean any hazardous material which is present in the soil, groundwater, surface water, air or building materials of a property in a concentration that exceeds the concentration allowed by applicable Environmental Law.

“Contribution Shares” shall have the meaning ascribed thereto in the recitals to this Agreement.

“Deadline” shall have the meaning ascribed thereto in Section 9.1(b).

“Encumbrance” means any lien, encumbrance, mortgage, pledge or any other form of security interest (tanpo-ken) or any attachment (sashiosae) or provisional attachment (kari-sashiosae), or lease (taishaku) to or possession (sen-yū) by a third party or the Parties.

“Environmental Law” means all Laws relating to the environment or occupational health and safety.

“Exchange Act” shall have the meaning ascribed thereto in Schedule 4.1(f).

“Exchange Rate” means the average of the representative rates of exchange for Japanese Yen/New Israeli Shekels, as published by the Bank of Israel, expressed as a number of Japanese Yen per one New Israeli Shekels on each of the trading days during the Calculation Period.

“Financial Statements” mean the proforma balance sheet of the Transferred Business as of March 31, 2014, in English, a copy of which is attached hereto as Exhibit B hereto.

“Governmental Approval” means any (a) permit, filing, license, certificate, concession, approval, consent, ratification, permission, clearance, order, confirmation, exemption, waiver, franchise, certification, designation, rating, registration, variance, qualification, accreditation or authorization issued, granted, given or otherwise made available or required by any Governmental Authority or any applicable Law; or (b) right granted, given or otherwise made under any contract with any Governmental Authority.

“Governmental Authority” means any domestic, foreign or supranational government, governmental authority, court, tribunal, agency or other regulatory, administrative or judicial agency, commission or organization (including self-regulatory organizations), tribunal or arbitral body, central bank, stock exchange, and any subdivision, branch or department of any of the foregoing.

“Governmental Order” means any order, judgment, injunction, decree, writ, stipulation, determination or award, in each case, entered by or with any Governmental Authority.

“Indemnified Party” shall have the meaning ascribed thereto in Section 8.4(a).

“Indemnifying Party” shall have the meaning ascribed thereto in Section 8.4(a).

“Intellectual Property” means all (i) trade names, (ii) copyrights, (iii) patents, and (iv) other proprietary rights relating to any of the foregoing, whether registered or unregistered.

“ISA” shall have the meaning ascribed thereto in Schedule 4.1(f).

“Israeli Securities Law” shall have the meaning ascribed thereto in Schedule 4.1(f).

“Law” means all (i) constitutions, treaties, statutes, laws (including common law), codes, rules, regulations, ordinances or orders of any Governmental Authority, (ii) orders, decisions, injunctions, judgments, awards and decrees of or agreements with any Governmental Authority and (iii) rules and policies of any self-regulatory body.

“Long Term Corporate Bond” shall have the meaning ascribed thereto under the Business Transfer Agreement.

“Losses” mean direct losses and costs, and does not include any loss of production, loss of profit, loss of revenue, loss of contract, loss of goodwill, loss of claim or any indirect or consequential losses.

“Material Contracts” shall have the meaning ascribed thereto in Schedule 3.1(h).

“Material Permits” shall have the meaning ascribed thereto in Schedule 3.1(r).

“NDA” shall have the meaning ascribed thereto in Section 10.10.

“New Israeli Shekels” or “NIS” means the lawful currency of Israel.

“New Tower Shares” shall have the meaning ascribed thereto in Section 2.3(a).

“Japanese GAAP” means generally accepted accounting principles in Japan.

“Japanese Yen” or the symbol “¥” means the lawful currency of Japan.

“Joint Venture” shall have the meaning ascribed thereto in the recitals to this Agreement.

“Panasonic” shall have the meaning ascribed thereto in the preamble of this Agreement.

“Panasonic Disclosure Letter” means the letter dated on the date of this Agreement from Panasonic to Tower disclosing (a) information constituting exceptions to Panasonic’s Warranties, and (b) details of other matters referred to in this Agreement.

“Panasonic IP License Agreement” shall have the meaning ascribed thereto in Section 7.10(ii).

“Panasonic Lease Agreement” shall have the meaning ascribed thereto in Section 7.10(viii).

“Panasonic Pre-Closing Actions” shall have the meaning ascribed thereto in Section 2.1.

“Panasonic Warranty Breach” shall have the meaning ascribed thereto in Section 8.1.

“Panasonic’s Knowledge” shall mean, in respect of the Panasonic’s Warranties which are qualified by Panasonic’s Knowledge, the best of the knowledge, information and belief of Mr. Keiji Fujimoto, Mr. Kazuhiro Koyama, Mr. Kunio Tanaka, Mr. Toru Nishiwaki and Mr. Katsumi Nishimoto, after having conducted reasonable enquiry as to the accuracy of such Panasonic’s Warranties.  Without limiting the foregoing, Panasonic shall be deemed to have “Knowledge” of a particular fact or other matter if any member of its board of directors or any officer or director of Panasonic has knowledge of such fact or other matter.

“Panasonic’s Warranties” shall have the meaning ascribed thereto in Section 3.2.

“Party” and “Parties” shall have the meanings ascribed thereto in the preamble of this Agreement.

“Person” means any individual, firm, corporation, joint venture, enterprise, partnership, trust, unincorporated association, limited liability company, government (or agency or political subdivision thereof) or other entity of any kind, whether or not having a separate legal personality.

“Registration Rights Agreement” shall have the meaning ascribed thereto in Section 2.3(c).

“Registration Statement” shall have the meaning ascribed thereto in Section 2.3(c).

“SEC” means the United States Securities Exchange Committee.

“Securities Act” shall have the meaning ascribed thereto in Schedule 3.1(w).

“Share Contribution” shall have the meaning ascribed thereto in Section 2.3(a).

“Shareholders Agreement” shall have the meaning ascribed thereto in Section 6.2 (c).

“Short Term Corporate Bond” shall have the meaning ascribed thereto under the Business Transfer Agreement.

“SIAC Rules” shall have the meaning ascribed thereto in Section 10.5(b).

“Tax” means all taxes, charges, fees, duties, levies, social security contributions or other assessments imposed by any Governmental Authority or applicable Law, including any interest, penalties or additions to tax related thereto imposed by any Governmental Authority or applicable Law.

“Tax Return” means any return, report, declaration, form, claim for refund or information return or statement relating to Taxes, including any schedule or attachment thereto, and including any amendment thereof.

“Tower” shall have the meaning ascribed thereto in the preamble of this Agreement.

“Tower Disclosure Letter” means the letter from Tower to Panasonic disclosing (a) information constituting exceptions to Tower’s Warranties, and (b) details of other matters referred to in this Agreement.

“Tower Interim Financials” shall have the meaning ascribed thereto in Schedule 4.1(f).

“Tower Israel Reports” shall have the meaning ascribed thereto in Schedule 4.1(f).

“Tower Material Adverse Effect” means any circumstance, development, occurrence, fact or matter, either individually or in the aggregate with any other circumstance, development, occurrence, fact or matter, that (i) has or would reasonably be expected to have a material adverse effect on the business, financial condition, or results of operation of Tower or (ii) prevents or materially impedes, or would be likely to prevent or materially impede, the ability of Tower to perform its obligations under, or to consummate the transactions contemplated by, this Agreement; provided, however, that in no event shall any of the following be taken into account in determining whether there has been or will be a Tower Material Adverse Effect:  (A) any circumstance, development, occurrence, fact or matter (“Effect”) that is the result of general market or political factors or economic factors affecting the economy as a whole (other than fluctuations in the value of any currency), (B) any Effect that is the result of factors generally affecting the industry or specific markets in which Tower operates, (C) any Effect that is the result of an outbreak or escalation of hostilities involving Israel or Japan, the declaration by Israel or Japan of a national emergency or war, or the occurrence of any acts of terrorism, (D) any Effect arising out of or resulting from actions contemplated by the Parties in connection with this Agreement or that is attributable to the announcement or performance of this Agreement or the transactions contemplated by this Agreement or (E) any Effect arising from any change in any applicable Law.

“Tower Ordinary Shares” shall mean Tower’s ordinary shares, par value NIS 15.00.

“Tower Pre-Closing Actions” shall have the meaning ascribed thereto in Section 2.2.

“Tower Reports” shall have the meaning ascribed thereto in Schedule 4.1(f).

“Tower SEC Documents” shall have the meaning ascribed thereto in Schedule 4.1(f).

“Tower Warranty Breach” shall have the meaning ascribed thereto in Section 8.2.

“Tower’s Required Approvals” mean the approvals listed in Schedule A hereto.

“Tower’s Warranties” shall have the meaning ascribed thereto in Section 4.2.

“Transferred Business” shall have the meaning ascribed thereto in the recitals to this Agreement.

“Transferred Employees” shall mean the employees of Panasonic and SANYO Electric Co., Ltd., Panasonic Industrial Devices Optical Semiconductor Co., Ltd. and  Panasonic Industrial Devices Discrete Semiconductor Co., Ltd. up to one thousand nine hundred and fifty (1,950) who are engaged in the Company Business (as defined in the Shareholders Agreement) as of the date of this Agreement, and contemplated to be employed by the Company after the completion of the transactions contemplated hereby, and a list of whom, which is reasonably acceptable to Tower shall be delivered to Tower prior to Closing.

“Transferred Lease Agreements” means the lease agreements listed in Schedule B hereto.

“U.S. GAAP” means generally accepted accounting principles in the United States of America.

“2013 Tower Annual Report” shall have the meaning ascribed thereto in Schedule 4.1(d).

Unless the context of this Agreement otherwise requires, (i) words of any gender include each gender; (ii) words using the singular or plural number also include the plural or singular number; (iii) the terms “hereof,” “herein,” “hereby” and derivative or similar words refer to this entire Agreement and not merely to the specific article, section, paragraph or clause where such terms may appear, unless the context clearly indicates otherwise; (iv) the terms “Article,” “Section,” “Exhibit” or “Schedule” refer to the specified Article or Section of, or Exhibit or Schedule to, this Agreement; (v) the term “including” shall mean “including, but not limited to”; (vi) the term “or” shall not be exclusive; (vii) references to statutes, laws, regulations or provisions are to be construed as including all statutory or regulatory provisions consolidating, amending, replacing, succeeding or supplementing such statute, regulation or provision; (viii) headings are for ease of reference only and shall not affect the interpretation of this Agreement and (ix) references to a Person are also to its permitted successors and assignees.

ARTICLE II

PRE-CLOSING ACTIONS; SHARE CONTRIBUTION

2.1	Panasonic Pre-Closing Actions.

Following execution of this Agreement and prior to the Closing, Panasonic shall implement, and/or cause the Company to implement, the following actions (the “Panasonic Pre-Closing Actions”):

(a)
Following the execution of this Agreement but no later than a month before the Closing Date, Panasonic shall duly establish the Company and Tower shall review and approve (such approval shall not be unreasonably withheld or refused and shall be made by March 1, 2014) all formation documents;

(b)	Following the establishment of the Company but no later than the Closing Date, Panasonic shall enter into the Business Transfer Agreement with the Company;

(c)
Following the establishment of the Company but no later than the Closing Date, Panasonic shall cause the Company to issue the Long Term Corporate Bond and the Short Term Corporate Bond to Panasonic; and

(d)
Panasonic shall transfer the Transferred Business to the Company on or prior to the Closing Date in accordance with the Business Transfer Agreement and the Business Transfer shall be completed on or prior to the Closing Date.

2.2	Tower Pre-Closing Actions.

Following execution of this Agreement and prior to the Closing, Tower shall implement the following actions (the “Tower Pre-Closing Actions”):

(a)
Tower shall provide written instructions to its stock transfer agent to issue the New Tower Shares such that the stock transfer agent will be able to issue a physical stock certificate of the New Tower Shares in Panasonic’s name to Panasonic at the Closing pursuant to Section 6.2(a) and deliver them to Panasonic’s representative at such time.

2.3	Share Contribution.

(a)
Upon the terms and subject to the conditions of this Agreement, on the Closing Date, Panasonic shall contribute the Contribution Shares to Tower and Tower shall issue such number of Tower Ordinary Shares as calculated in accordance with Section 2.3(b) (the “New Tower Shares”) to Panasonic (the “Share Contribution”).

(b)
The number of New Tower Shares to be issued to Panasonic on the Closing Date shall be the integer obtained by dividing (i) 765 million Japanese Yen (\765,000,000) by (ii) (A) the average (rounded to nearest 1/100) of the closing trading prices of Tower Ordinary Shares on the Tel Aviv Stock Exchange for the trailing fifteen (15) trading days ending on and including the second trading day prior to the Closing Date (the “Calculation Period”) times (B) the Exchange Rate, rounded to the nearest whole number.

(c)
On or prior to the Closing Date, Tower and Panasonic shall enter into a registration rights agreement in form and substance reasonably satisfactory to the Parties (the “Registration Rights Agreement”), which registration rights agreement shall include the following terms: 1) an obligation by Tower to file a resale registration statement on Form F-3 (the “Registration Statement”) with the SEC and the Tel Aviv Stock Exchange, if required, no later than 45 days after the Closing Date to register for resale all New Tower Shares on NASDAQ and the Tel Aviv Stock Exchange, 2) an obligation by Tower to use reasonable best efforts to cause the Registration Statement to be declared effective as soon as possible after filing, but in no event later than 120 days after the Closing Date, 3) an obligation by Tower to use reasonable best efforts to maintain the effectiveness of the Registration Statement, subject to grace periods reasonably acceptable to Panasonic, 4) Panasonic will be granted one demand registration right, which right will enable Panasonic to require Tower to conduct one underwritten offering of the New Tower Shares on behalf of Panasonic, all on terms reasonably acceptable to Panasonic, and 5) Panasonic will be granted piggy back registration rights reasonably acceptable to Panasonic.  Tower’s obligation to file the Registration Statements within 45 days is subject to Panasonic providing the Carveout Financial Statements and any other necessary reports and account auditors’ reports as may be required to satisfy the SEC requirements to such filings.  Panasonic will fully and reasonably cooperate with Tower to address any reasonable request from the SEC following the filing of the Registration Statement; for avoidance of doubt, Tower shall file the Registration Statement with the SEC and, if required, the Tel Aviv Stock Exchange, as soon as possible after Panasonic provides the Carveout Financial Statement to Tower.

ARTICLE III

REPRESENTATIONS AND WARRANTIES OF PANASONIC

3.1
Panasonic represents and warrants to Tower that the statements set forth in Schedule 3.1 are true and correct as of the date of this Agreement (or if any specific date is referred to in any representation or warranty, as of such specific date).

3.2	Panasonic’s representations and warranties in Section 3.1 (the “Panasonic’s Warranties”) are subject to the following matters:

(a)
any matter that is expressly contained or described as an exception to Panasonic’s Warranties in the Panasonic Disclosure Letter and only to the extent that such matter is readily apparent from the disclosure set forth in the Panasonic Disclosure Letter; and

(b)	all matters clearly disclosed, provided or noted (to the extent so disclosed, provided or noted) in the Financial Statements.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF TOWER

4.1
Tower represents and warrants to Panasonic that the statements set forth in Schedule 4.1 are true and correct as of the date of this Agreement (or if any specific date is referred to in any representation or warranty, as of such specific date).

4.2	Tower’s representations and warranties in Section 4.1 (the “Tower’s Warranties”) are subject to the following matters:

(a)
any matter that is expressly contained or described as an exception to Tower’s Warranties in the Tower Disclosure Letter and only to the extent that such matter is readily apparent from the disclosure set forth in the Tower Disclosure Letter; and

(b)	all matters clearly disclosed, provided or noted (to the extent so disclosed, provided or noted) in Tower’s public filings with the SEC.

ARTICLE V

CONDITIONS PRECEDENT

5.1           Conditions Precedent.

(a)          Conditions to Panasonic’s Obligations.

Panasonic’s obligation to consummate the Closing is conditional upon (1) receipt by Panasonic of a certificate executed by an officer of Tower confirming that each of the conditions specified in clauses (i) to (iii) below is satisfied in all respects, or (2) a written waiver by Panasonic, of the following conditions:

(i)
Tower’s Warranties set forth in Section 4.1 shall be true and correct on the date hereof and shall be true and correct in all material respects as of the Closing Date (provided that those warranties that address matters only as of a particular date shall have been true and correct only as of such date);

(ii)	Tower shall not have breached, in any material respect, any covenant or other obligation contained in this Agreement that is required to be performed by Tower at or prior to the Closing; and

(iii)	All of the Tower Pre-Closing Actions have been duly completed in accordance with this Agreement.

(b)          Conditions to Tower’s Obligations.

Tower’s obligation to consummate the Closing is conditional upon (1) receipt by Tower of a certificate executed by an officer of Panasonic to the effect that each of the conditions specified in clauses (i) to (iv) below is satisfied in all respects, or (2) a written waiver by Tower, of the following conditions:

(i)
Panasonic’s Warranties set forth in Section 3.1 shall be true and correct on the date hereof and shall be true and correct in all material respects as of the Closing Date (provided that those warranties that address matters only as of a particular date shall have been true and correct only as of such date);

(ii)	Panasonic shall not have breached, in any material respect, any covenant or other obligation contained in this Agreement that is required to be performed by Panasonic at or prior to the Closing;

(iii)	All of the Panasonic Pre-Closing Actions have been duly completed in accordance with this Agreement;

(iv)	There shall not have occurred or be continuing a Company Material Adverse Effect; and

(v)
With regard to the Transferred Lease Agreements, Panasonic shall have obtained from the lessors consent of the Company continuing the use of the leased properties under the Transferred Lease Agreements after the Business Transfer.

(c)          Conditions to Panasonic’s and Tower’s Obligations.

The Parties’ obligation to consummate the Closing is conditional upon the satisfaction, or written waivers by both Parties, of the following conditions:

(i)	All of Tower’s Required Approvals shall remain in full force and effect and any applicable mandatory waiting periods shall have expired; and

(ii)
There shall not be any Governmental Order, statute, rule or regulation enjoining or prohibiting the consummation of the transactions contemplated by this Agreement (including the Panasonic Pre-Closing Actions and the Tower Pre-Closing Actions) as of the Closing Date.

ARTICLE VI

CLOSING

6.1
The closing of the Share Contribution (the “Closing”) shall take place at the office of Nishimura & Asahi, Ark Mori Building, 1-12-32 Akasaka, Minato-klu, Tokyo, Japan at 5:00 p.m. (Tokyo time) or such other place and time as agreed by the Parties on the Closing Date, subject to the satisfaction or waiver of all conditions set forth in Article V hereof (other than those conditions that, by their terms, are not capable of being satisfied or waived until the Closing Date, but subject to the satisfaction or waiver of such conditions at the Closing Date). All proceedings required to be taken and all documents required to be executed and delivered by all Parties on the Closing Date in accordance with this Article VI will be deemed to have been taken and executed simultaneously and no such proceedings will be deemed to have been taken nor such documents executed or delivered until all have been taken, executed and delivered.

6.2	At the Closing:

(a)
Tower shall deliver to Panasonic (i) a share certificate representing all of the New Tower Shares duly endorsed in ownership in favor of Panasonic, (ii) shall perform any and all actions reasonably requested by Panasonic in connection with having Panasonic listed as the owner of the New Tower Shares; and (iii) an opinion of Tower’s legal counsel that the New Tower Shares are duly and validly issued.

(b)
Panasonic shall transfer the Contribution Shares to Tower, and shall perform any and all actions reasonably requested by Tower in connection with having the name of Tower listed as the registered owner of the Contribution Shares in the Company’s stock ledger;

(c)
the Parties shall and shall cause the Company to enter into a shareholders’ agreement, the working draft of which as of the date hereof is attached hereto as Exhibit 6.2(c) (the “Shareholders Agreement”);

(d)
the Parties shall cause the Company to hold its general meeting of shareholders and approve (i) the amendment of the Company’s articles of incorporation as separately agreed by the Parties and (ii) the appointment of the persons recommended by Panasonic and Tower, as applicable, in accordance with the Shareholders Agreement as directors and statutory auditors of the Company;

(e)	Panasonic shall deliver to Tower a certificate dated as of the Closing Date and signed by duly authorized officer of Panasonic, certifying as to the matters set forth in Section 5.1(b);

(f)	Tower shall deliver to Panasonic a certificate dated as of the Closing Date and signed by duly authorized officer of Tower, certifying as to the matters set forth in Section 5.1(a); and

(g)	the Parties shall enter into the Registration Rights Agreement.

For the avoidance of doubt, neither Party is or will be required to provide any guarantees for the Company or for the Company’s liabilities and obligations to any third parties.

ARTICLE VII

COVENANTS

7.1           Conduct of Transferred Business.

Except as (A) contemplated by this Agreement, (B) required by applicable Law, or (C) otherwise agreed to in writing by Tower (whose consent shall not be unreasonably conditioned, withheld, delayed or denied), from the date of this Agreement to the Closing Date, Panasonic (a) shall carry out the Transferred Business in the ordinary course consistent with past practice and in substantially the same manner in which such Transferred Business was being conducted as of the date of this Agreement, (b) shall use its best efforts to ensure that (A) its business relationship with all material existing trade suppliers of the Transferred Business (including materials, parts, software, hardware, lease agreements, outsourcing, consultants) is maintained such that such suppliers shall continue to provide supplies and services to the Company following the Closing under at least the same or substantially similar terms and manner, and (B) the Company will have the benefit of all of the material contracts which are not transferred to the Company in accordance with the Business Transferred Agreement but will be necessary for the Company to perform the Transferred Business on the same or substantially similar terms and conditions and (c) without detracting from the aforementioned, shall cause the Company and the Transferred Business not to:

(i)	amend its articles of incorporation or other organizational documents;

(ii)	issue or authorize issuance any new shares or other securities convertible or exchangeable for or rights to acquire any shares of the Company;

(iii)	declare or pay any dividend or distribution with respect to any shares of the Company;

(iv)	implement any repurchase of any shares of the Company;

(v)	liquidate, dissolve, or wind-up the Company;

(vi)	change any material accounting principle, method or practice of the Company, except as may be required by a concurrent change in Japanese GAAP or applicable Law;

(vii)
be party to (A) any merger, acquisition, consolidation, stock-for-stock exchange, recapitalization or similar transaction involving the Company or (B) any purchase of all or any substantial portion of the assets of the Company;

(viii)
increase the compensation or fringe benefits of, or modify the employment terms and benefits of, any Transferred Employee, other than immaterial changes that occur following the date hereof in the ordinary course of business;

(ix)	establish or adopt any new employee benefit (including health) or pension plans or employment agreements, other than new hire employment agreements on standard forms;

(x)	hire any new officer;

(xi)
sell, lease, license, exchange, transfer, place an Encumbrance on, or dispose of any Asset (as defined in the Business Transfer Agreement) or any nontransferred asset or leased assets located in the Company;

(xii)	terminate (except pursuant to its terms) or modify or amend any Contract (as defined in the Business Transfer Agreement);

(xiii)	cancel or compromise any material debt or claim or waive or release any material rights of the Transferred Business;

(xiv)	authorize or enter into an agreement to take any of the actions described above;

(xv)	terminate, modify, or not renew existing insurance coverage; or

(xvi)	maintain inventories, stock items and work in process at conditions which are not in the ordinary course of business.

From the date of this Agreement to the Closing Date, Panasonic will immediately notify Tower of the occurrence of any Company Material Adverse Effect.

7.2           Conduct of Tower’s Business.

Except as (A) contemplated by this Agreement, (B) required by applicable Law, (C) already planned by Tower and set forth in Schedule 7.2, or (D) otherwise agreed to in writing by Panasonic (whose consent shall not be unreasonably conditioned, withheld, delayed or denied), during the Calculation Period (with respect to (xii), during the term from the date of this Agreement to the day when all New Tower Shares will be sold by Panasonic), Tower shall carry out its business in the ordinary course consistent with past practice and in substantially the same manner in which such business was being conducted as of the date of this Agreement, and without detracting from the aforementioned shall not to:

(i)            amend its articles of incorporation or other organizational documents;

(ii)	declare or pay any dividend or distribution with respect to any of its shares

(iii)          implement any repurchase of any of its shares;

(iv)          liquidate, dissolve, or wind-up;

(v)	change any material accounting principle, method or practice, except as may be required by a concurrent change in U.S. GAAP or applicable Law;

(vi)	be party to (A) any merger, acquisition, consolidation, stock-for-stock exchange, recapitalization or similar transaction or (B) any purchase of all or any substantial portion of its assets;

(vii)
material increases to the compensation or fringe benefits of, or modify the employment terms and benefits of, any of its employees, other than immaterial changes that occur during the Calculation Period in the ordinary course of business;

(viii)
establish or adopt any new material employee benefit (including health) or pension plans or employment agreements, other than new hire employment agreements on standard forms or in the ordinary course of business such as renewal of plans;

(ix)           hire any new officer;

(x)	sell, lease, license, place an Encumbrance on, or dispose of any of its material assets;

(xi)	cancel or compromise any material debt or claim or waive or release any material rights;

(xii)	act to voluntarily delist the Tower Ordinary Shares from NASDAQ and/or the Tel Aviv Stock Exchange; or

(xiii)	authorize or enter into an agreement to take any of the actions described above.

7.3	Transferred Employees.

Prior to the Closing Date, Panasonic shall obtain, and submit a copy to Tower of, written agreements from the Transferred Employees to become employees of the Company by September 2014 and accept their new positions as employees of the Company.  With respect to the Transferred Employees currently not engaged with the Hokuriku fabs, as soon as practical and prior to the Closing Date, Panasonic shall provide Tower with details with respect to such employees’ role in the Company Business (as defined in the Shareholders Agreement) and the reason for their transfer to the Company.

7.4           Governmental Filings and Notifications.

In connection with the transactions contemplated hereby, the Parties shall, at the earliest practicable date, make all filings with, and notifications to, any Governmental Authorities as may be required under any applicable Law including antitrust or competition laws.

7.5           Further Assurances.

On and after the Closing Date, upon the reasonable request of a Party, the other Party shall prepare, execute and deliver such other and further agreements, instruments, certificates, and other documents, and take, do and perform such other and further actions, as may be reasonably necessary or appropriate in order to effectuate the purposes and intent of this Agreement and to consummate the transactions contemplated hereby.

7.6           Access to Information.

(a)
During the period commencing with the execution and delivery of this Agreement until the earlier to occur of the termination of this Agreement pursuant to its terms and the Closing, Panasonic shall afford Tower and its respective officers, authorized employees, accountants, counsel and other authorized representatives reasonable access at reasonable time during normal business hours and in a manner so as not to interfere with the normal business operation of the Transferred Business, to the Transferred Business as Tower may reasonably request, and make available to Tower: (i) copies of the organizational documents of the Company, including, if applicable, all amendments thereto; (ii) the stock records of the Company; and (iii) copies of the minutes of the meetings at which actions were taken or any actions taken by written consent without a meeting of the stockholders of the Company, the board of directors of the Company and all committees of the board of directors of the Company (if any), to the extent, in the case of the documents described in clauses (i) through (iii), such documents are required to be prepared and maintained under applicable Law. Panasonic shall afford access to an appraiser of the fabs to inspect the transferred Assets and Panasonic will provide all necessary documents and evidence pertaining to the Assets.

(b)
During the period commencing with the execution and delivery of this Agreement until the earlier to occur of the termination of this Agreement pursuant to its terms and the Closing, Tower shall afford Panasonic and its respective officers, authorized employees, accountants, counsel and other authorized representatives reasonable access at reasonable time during normal business hours and in a manner so as not to interfere with the normal business operation of Tower, to Tower as Panasonic may reasonably request.

7.7           Employee Liabilities.

Any liability accrued before the Closing Date concerning the Transferred Employees, whether funded or not, including provisions for bonuses, change of control payments, special retirement allowances, reserve for retirement allowances, severance compensation, reorganization payment and any other payments that are incurred prior to the Closing Date or triggered by the Business Transfer and agreed by the Parties, even if actually paid after the date of the Business Transfer, shall be borne by Panasonic.

7.8           Taxes.

Panasonic shall pay all applicable stamp and real estate registration Taxes that may be imposed, assessed or payable by reason of the Business Transfer and for all recording, filing and registration fees that may be imposed, assessed or payable by reason of the operation or as a result of this Agreement (except for the Taxes related to the issuance and delivery of the New Tower Shares and any incidental procedures thereto) and the Ancillary Agreements to which Panasonic is a party, and the transactions contemplated hereby including the sales, transfers, leases, rentals, licenses, and assignments contemplated hereby and thereunder.

7.9           Tower Consolidation.

Panasonic acknowledges Tower’s position that consolidation of the Company’s operation into its financial statements is crucial for Tower in this transaction. Panasonic shall fully cooperate with Tower so that Tower is able to consolidate the Company’s operation into its financial statements.  Panasonic undertakes to have a good faith discussion with Tower if any modification is required, to the extent practically possible, in this Agreement or any other Ancillary Agreements, so as to enable Tower to consolidate the financial result of the Company in the financial statement of Tower.

7.10         Ancillary Agreements.

From the date hereof to the Closing Date, the Parties shall hold good faith discussions regarding the terms and conditions of the following agreements (the “Ancillary Agreements”):

(i)	The transition service agreement between Panasonic and the Company;

(ii)	The IP license agreement between Panasonic and the Company (the “Panasonic IP License Agreement”);

(iii)	The IP license agreement between Panasonic and Tower to grant Tower the right to use certain Panasonic IP and technologies for third party foundry business;

(iv)	The subcontract agreements between Panasonic and the Company;

(v)	The manufacturing agreement between Panasonic and the Company;

(vi)	The secondment agreement between Panasonic and the Company;

(vii)	The memorandum concerning transfer of employees between Panasonic and the Company;

(viii)	The lease agreement between Panasonic and the Company (“Panasonic Lease Agreement”);

(ix)           The IP license agreement between Tower and the Company;

(x)           The transition service agreement between Tower and the Company; and

(xi)           The outsourcing agreement between Tower and the Company.

ARTICLE VIII

INDEMNIFICATION

8.1           Indemnification by Panasonic.

Subject to the limitations set forth in Section 8.3 or other provisions hereof, Panasonic shall indemnify Tower from and against any and all Losses to the extent arising out of or resulting from (i) any inaccuracy of any Panasonic’s Warranty (the “Panasonic Warranty Breach”) or (ii) any breach of Panasonic’s obligations under this Agreement.

8.2           Indemnification by Tower.

Subject to the limitations set forth in Section 8.3 or other provisions hereof, Tower shall indemnify Panasonic from and against any and all Losses to the extent arising out of or resulting from (i) any inaccuracy of any Tower’s Warranty  (the “Tower Warranty Breach”) or (ii) any breach of Tower’s other obligations under this Agreement.

8.3           Limitation of Liability.

(a)           Time Limitation for Certain Claims.

Panasonic shall not be liable under this Agreement in respect of any claim with respect to a Panasonic Warranty Breach unless a notice of the claim is given by Tower specifying the matters set forth in Section 8.4 within two (2) years following the Closing Date; provided, however, that Panasonic shall continue to be liable for claims relating to a Panasonic Warranty Breach of the warranties specified in Sections (m) Tax, (o) Environmental Matters, and (w) Investment Representations of Schedule 3.1 until the end of the applicable statute of limitation relating to such breach, and that Panasonic shall continue to be liable indefinitely with respect to a Panasonic Warranty Breach of the warranties specified in Section (e) Ownership of Contribution Shares and Transferred Business, (f) Capitalization of the Company of Schedule 3.1.

Tower shall not be liable under this Agreement in respect of any claim with respect to a Tower Warranty Breach unless a notice of the claim is given by Panasonic specifying the matters set forth in Section 8.4 within two (2) years following the Closing Date; provided, however, that Tower shall continue to be liable indefinitely with respect to a Tower Warranty Breach of the warranties specified in Sections (a) Organization and Corporate Power, (b) Authorization of Transaction, (d) Capitalization, (e) New Tower Shares of Schedule 4.1.

(b)	Basket.

No indemnification shall be payable by Panasonic for any Panasonic Warranty Breach unless and until the amount of all Losses due to any Panasonic Warranty Breach against Tower exceeds 10 million Japanese Yen (¥10,000,000) (the “Basket”); whereupon, subject to Section 8.3(c), indemnification by Panasonic shall be payable for all such Losses (including the Basket amount).

No indemnification shall be payable by Tower for any Tower Warranty Breach unless and until the amount of all Losses due to any Tower Warranty Breach exceeds the Basket; whereupon, subject to Section 8.3(c), indemnification by Tower shall be payable for all such Losses (including the Basket amount).

(c)           Maximum Liability.

The aggregate amount of the liability of a Party in respect of all claims under this Agreement other than claims resulting from an intentional breach of this Agreement shall not exceed 1 billion Japanese Yen (¥1,000,000,000).  The Parties acknowledge and understand that the maximum liability amount was agreed based on the current draft of the Business Transfer Agreement attached hereto and may be conformed to reflect the form of the final version of the Business Transfer Agreement through good-faith discussion between the Parties, as the case may be.

8.4           Claims.

(a)            Notification of Potential Claims.

If either Party (the “Indemnified Party”) becomes aware of any matter or circumstance that may give rise to a claim against the other Party (the “Indemnifying Party”) under this Agreement, then the Indemnified Party shall as soon as reasonably practicable provide notice in writing to the Indemnifying Party, setting out the legal and factual basis of the claim including the information available to and known by the Indemnified Party, as is reasonably necessary to enable the Indemnifying Party to assess the merits of the claim, to act to preserve evidence and to make such provision as it may consider necessary or useful.  Failure to provide such notice will not restrict the Indemnified Party from making the relevant claims under this Agreement, unless such failure adversely impacted the Indemnifying Party’s ability to defend itself from such claim.

(b)           Notification of Claims under this Agreement.

Notices of claims under this Agreement shall be given promptly by the Indemnified Party to the Indemnifying Party within the time limits specified in Section 8.3(a), specifying the legal and factual basis of the claim as provided in Section 8.4(a), and, if practicable, an estimate of the amount of Losses which are, or are to be, the subject of the claim (including any Losses which are contingent on the occurrence of any future event).

ARTICLE IX

TERMINATION

9.1	This Agreement may be terminated at any time prior to the consummation of the Closing under the following circumstances:

(a)	by mutual written consent of Panasonic and Tower;

(b)
prior to the consummation of the Closing, by written notice from Panasonic to Tower if (i) there is any material breach of any representation, warranty, covenant or agreement of Tower set forth in this Agreement, except that, if such breach is curable by Tower, then, for a period of thirty (30) days after receipt by Tower of the notice from Panasonic of such breach, such termination shall not be effective, and such termination shall become effective only if the breach is not cured within the thirty (30) day period, (ii) the Closing has not occurred on or before June 30, 2014, (the “Deadline”) (other than as a result of a material breach of this Agreement by Panasonic), or (iii) the consummation of any of the transactions contemplated hereby (including the Panasonic Pre-Closing Actions and the Tower Pre-Closing Actions) is permanently enjoined, prohibited or otherwise restrained by the terms of a final, non-appealable Governmental Order; or

(c)
prior to the consummation of the Closing, by written notice from Tower to Panasonic if (i) there is any material breach of any representation, warranty, covenant or agreement of Panasonic set forth in this Agreement, except that, if such breach is curable by Panasonic, then, for a period of thirty (30) days after receipt by Panasonic of the notice from Tower of such breach, such termination shall not be effective, and such termination shall become effective only if the breach is not cured within the thirty (30) day period, (ii) the Closing has not occurred on or before the Deadline (other than as a result of a material breach of this Agreement by Tower) or (iii) the consummation of any of the transactions contemplated hereby (including the Panasonic Pre-Closing Actions and the Tower Pre-Closing Actions) is permanently enjoined, prohibited or otherwise restrained by the terms of a final, non-appealable Governmental Order.

Neither Panasonic nor Tower shall terminate this Agreement by any manner other than as set forth in this Agreement.  Neither Panasonic nor Tower shall terminate this Agreement after the consummation of the Closing.

9.2
In the event of the termination of this Agreement pursuant to Section 9.1, this Agreement shall, subject to the last sentence of this Section 9.2, forthwith become void and have no effect, without any liability on the part of any Party or its respective Affiliates, officers, directors or stockholders, other than any claim arising from a breach of any obligation of this Agreement where such breach occurred prior to such termination.  Notwithstanding the foregoing, the provisions of Articles I and VIII, this Section 9.2 and Article X shall survive any termination of this Agreement.

ARTICLE X

MISCELLANEOUS PROVISIONS

10.1         Expenses.

Each party shall bear its own expenses with respect to this Agreement and the transactions contemplated hereby, including the preparation, negotiation and execution of this Agreement.

10.2         Amendment.

This Agreement may be amended, modified or supplemented only by a writing signed by the Parties.

10.3         Notices.

Any notice, request, instruction or other document to be given hereunder by a Party shall be in writing and in English, and shall be deemed to have been given, (i) when received if given in person, (ii) on the date of transmission if sent by telex, telecopy, or e-mail or other wire transmission (provided that a written confirmation of receipt is obtained) or (iii) seven days after it is mailed by certified or registered first class air mail postage prepaid:

(a)           If to Panasonic, addressed as follows:

Panasonic Corporation
1 Kotariyakemachi, Nagaokakyo City, Kyoto, 617-8520, Japan
Attention:                       Akihiro Yamamoto
                       General Manager
                                         Business Development
                       Semiconductor Business Division
                      Automotive & Industrial Systems Company
Email:                              yamamoto.aki@jp.panasonic.com

with a copy (which shall not constitute notice) to:
Nishimura & Asahi
Ark Mori Building
1-12-32 Akasaka
Minato-ku, Tokyo 107-6029, Japan
Attention:             Yuji Shiga, Esq.
Email:                      y_shiga@jurists.co.jp

(b)           If to Tower, addressed as follows:

Tower Semiconductor Ltd.
Ramat Gavriel Industrial Park, 1 Shaul Amor Avenue, P.O. Box 619, Migdal Haemek 23105, Israel
Email:                      natiso@towersemi.com
Attention:              Nati Somekh
               Chief Legal Officer

with a copy (which shall not constitute notice) to:
Yigal Arnon & Co.
Law Firm
1 Azrieli Center,
Tel Aviv 67021, Israel
Attention:             David H. Schapiro, Esq.
               Eliran Furman, Esq.
Email:                     davids@arnon.co.il, eliranf@arnon.co.il

or to other individuals or addresses as a Party may designate for itself by delivering a notice as provided herein.

10.4         Waivers.

No waiver by a Party of any condition or of any breach of any term, covenant, representation or warranty contained in this Agreement shall be effective unless in writing, and no waiver in any one or more instances shall be deemed to be a further or continuing waiver of any such condition or breach in other instances or a waiver of any other condition or breach of any other term, covenant, representation or warranty.  All remedies, either under this Agreement, by Law or otherwise afforded, will be cumulative and not alternative.

10.5	Applicable Law; Dispute Resolution.

(a)	This Agreement shall be governed by and construed in accordance with the laws of Japan without giving effect to any choice or conflict of law provision or rules.

(b)
Any dispute, action or proceeding arising out of or in connection with this Agreement, including any question regarding its existence, validity, binding effect, breach, amendment or termination, which cannot be resolved amicably between the Parties shall be settled by arbitration in Singapore under the rules of the Singapore International Arbitration Centre (“SIAC Rules”) by a single arbitrator to be appointed by the Parties or, failing agreement within fourteen (14) days after either Party has given to the other Party a written request to concur in the appointment of an arbitrator, a single arbitrator to be appointed on the request of either Party by the President of the Court of Arbitration of the Singapore International Arbitration Centre and such submission shall be a submission to arbitration in accordance with the SIAC Rules as then in force by which the Parties in dispute agree to be so bound. The arbitration shall be conducted wholly in the English language.

10.6         Binding Nature; Assignment.

This Agreement shall be binding upon and inure to the benefit of the Parties, but neither this Agreement nor any of the rights, interest or obligations hereunder shall be assigned by any of the Parties (by operation of law or otherwise) without the prior written consent of the other Party.

10.7         No Third Party Beneficiaries.

This Agreement is solely for the benefit of the Parties and no provision of this Agreement shall be deemed to confer upon third parties any remedy, claim, liability, reimbursement, claim of action or any other right in excess of those existing without reference to this Agreement.  Nothing contained herein shall be deemed to give rise to any personal obligation of any director, officer, stockholder, partner, member, manager, principal or any employee of any Party by reason of any breach or violation of any of the provisions hereof or otherwise, and no Party shall have any right against, or be entitled to sue or seek any recovery from, any such Persons.

10.8         Entire Understanding.

This Agreement sets forth the entire agreement and understanding of the Parties in respect to the transactions contemplated hereby and supersedes all prior agreements, arrangements and understandings relating to the subject matter hereof (including the letter of intent entered into by the Parties on September 25, 2013 and the memorandum of understanding entered into by the Parties on October 29, 2013).

10.9         Language.

This Agreement is entered into in the English language.  In the event of any dispute concerning the construction or meaning of this Agreement, the text of the Agreement as written in the English language shall prevail over any translation of this Agreement that may have been made.

10.10       Confidentiality.

The parties agree that (i) the terms and conditions of this Agreement shall be governed by the terms of the MUTUAL NON-DISCLOSURE AGREEMENT which became effective as of June 6, 2013, between TowerJazz Japan, Ltd. and Panasonic (the “NDA”), and (ii) the provisions of the NDA shall apply mutatis mutandis to the Parties.  For the avoidance of doubt, except as required by applicable Law, any disclosures by either Party about the existence of this Agreement, its terms and conditions, or any transactions contemplated hereby are subject to the disclosing Party obtaining the prior written approval of the other Party.  Notwithstanding the foregoing, the Parties may disclose the other Party’s Confidential Information (defined in the NDA) to financial entities, and financial and legal advisors, who have a need to know such information to accomplish the transactions contemplated hereby and who (i) are bound by confidentiality terms substantially similar to those in the NDA or (ii) are otherwise under a binding professional obligation of confidentiality.

10.11       Counterparts.

This Agreement may be executed simultaneously in counterparts, each of which shall be deemed to be an original, but all of which together shall constitute one and the same instrument.

[REMAINDER OF PAGE LEFT INTENTIONALLY BLANK]

IN WITNESS WHEREOF, this Agreement has been duly executed.

SIGNED by Keiji Fujimoto TITLE: Director on behalf of Panasonic Corporation DATE: December 20, 2013

SIGNED by Russell Ellwanger TITLE: CEO on behalf of Tower Semiconductor Ltd. DATE: December 20, 2013

SIGNED by Dr. Itzhak Edrei TITLE: President on behalf of Tower Semiconductor Ltd. DATE: December 20, 2013